Exhibit 99.6

NEWS RELEASE

TSXV: V OTCQB: VUECF

September 24, 2026 www.verderauranium.com

Verdera Announces Intention to Commence Normal Course Issuer Bid; Company to Host Conference Call and Webcast

September 24, 2026 – Vancouver, British Columbia – Verdera Energy Corp. (TSXV: V) (OTCQB: VUECF) (“Verdera” or the “Company”) announces today its intention to effect a normal course issuer bid (the “NCIB”) through the facilities of the TSX Venture Exchange (the “TSXV”). The Company also announces it will host a conference call and webcast at 11:30 AM ET on Monday, September 28, 2026, to update Verdera and enCore Energy Corp. (NASDAQ: EU; TSXV: EU) (“enCore”) shareholders in advance of the planned distribution of Verdera shares to enCore shareholders.

Normal Course Issuer Bid

The Company may, during the 12-month period commencing September 29, 2026 and ending September 28, 2027, purchase on the TSXV up to 3,793,152 of its common shares in total, representing approximately 10% of the Company’s public float and approximately 5% of the 75,782,993 common shares issued and outstanding as of September 23, 2026. Purchases will be conducted on the open market through the facilities of the TSXV at prevailing market prices at the time of acquisition, subject to the pricing limitations set out in TSX Venture Exchange policies. The Company has retained Haywood Securities Inc. to effect purchases on its behalf pursuant to the NCIB. The Company believes that the purchase of the Company’s common shares at current price levels represents an attractive and appropriate use of available corporate funds.

The timing and extent of any purchases under the NCIB will depend on market conditions and other corporate considerations, as determined by management. The Company may suspend or terminate purchases at any time. The Company has not purchased any of its common shares within the past 12 months. Shares purchased by the Company pursuant to the NCIB will be cancelled.

Corporate Update and Webcast

As previously announced on September 15, 2026, enCore has set a record date of September 25, 2026 for the distribution of Verdera common shares (the “Distribution Shares”) as a special dividend payable on September 30, 2026 to enCore shareholders of record. A total of 14,000,000 of the Distribution Shares will be subject to restrictions on transfer expiring in two equal tranches on November 20, 2026 and February 20, 2027.

The conference call and webcast will be held at 11:30 AM ET on Monday, September 28, 2026. To register for the webcast, please visit: https://app.webinar.net/AkO61rYeo5G or join by phone toll-free at 1-888-510-2154. A replay will be available to registered attendees and will be posted on the Company’s website.

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. Led by a team with extensive experience in the uranium and natural resources sector, Verdera is working to meet the growing demand for clean, reliable domestic uranium in the United States. Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historic resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

For more information, contact:

Valerie Kimball
P: 720-933-1150
E: info@verderauranium.com
www.verderauranium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “may”, “will”, “expect”, “intend”, “believe” and similar expressions is intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to the Company’s intentions with respect to the NCIB, the effects of repurchases of the Company’s common shares and purchases thereunder, the timing of the conference call and webcast, the distribution of the Distribution Shares by enCore and the release of transfer restrictions on certain Distribution Shares. These statements are based on the Company’s beliefs and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: any significant changes to common share price or trading volume; continued availability of capital for the purposes of the NCIB; and the completion of the distribution of the Distribution Shares by enCore as anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reffect the Company’s expectations only as of the date of this news release. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.